

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 23, 2008

VIA U.S. MAIL AND FAX (866) 879-4529

Ms. Sariah Hopkins
Chief Financial Officer
Debut Broadcasting Company Inc.
1209 16th Avenue South
Nashville, TN 37212

      Re: Debut Broadcasting Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2007
            Filed March 7, 2008
            File No. 0-50762

Dear Ms. Hopkins:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               Larry Spirgel
                               Assistant Director